EXHIBIT 23.1

Consent of Independent Certified Public Accountants

We consent to the reference to our firm under the caption “Experts” in the Pre-Effective Amendment No. 2 to the Registration Statement (Form S-3 No. 333-107415) and related Prospectus of AirTran Holdings, Inc. and AirTran Airways, Inc. for the registration of $125,000,000 7% Convertible Notes due 2023 and 11,241,012 shares of Common Stock issuable upon conversion of the notes and to the incorporation by reference therein of our reports (a) dated January 27, 2003 with respect to the consolidated financial statements and schedule of AirTran Holdings, Inc. and (b) dated January 27, 2003 with respect to the consolidated financial statements and schedule of AirTran Airways, Inc. included in AirTran Holdings, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

October 17, 2003